RECD S.E.C.

MAR 1 2002

080



02003747

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-27897~~

8-42976

3/5/02 FV

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

QUAKER SECURITIES, INC.

CONFIDENTIAL
OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1288 Valley Forge Road, Suite 75
(No. and Street)

Valley Forge	Pennsylvania	19482
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Gallagher (610) 935-6135
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ARTHUR ANDERSEN LLP
(Name - *if individual, state last, first, middle name*)

1601 Market Street	Philadelphia	Pennsylvania	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

3/14/02 SS

OATH OR AFFIRMATION

I, Stephen Gallagher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUAKER SECURITIES, INC., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn to and subscribed before me this 1st day of March 02.

Signature

Chief Financial Officer

Title

Notary Public

NOTARIAL SEAL
LAURA L. DeSTEFANO, Notary Public
Schuylkill Twp., Chester County
My Commission Expires December 19, 2005

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to Methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Report of Independent Public Accountants on Internal Accounting Control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ANDERSEN

Quaker Securities, Inc.
(a Pennsylvania Corporation)

Financial statements and other financial information
As of December 31, 2001
Together with auditors' report

Confidential

This report is confidential in accordance with Rule 17a-5(e)(3). A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.

(As filed with the Securities and Exchange Commission)


ANDERSEN

Report of independent public accountants

To the Shareholders of Quaker Securities, Inc.:

We have audited the accompanying statement of financial condition of Quaker Securities, Inc. (a Pennsylvania corporation) as of December 31, 2001, and the related statements of operations, shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quaker Securities, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Philadelphia, Pennsylvania
February 25, 2002

Quaker Securities, Inc.
(a Pennsylvania Corporation)

Table of contents

Quaker Securities, Inc.
(a Pennsylvania Corporation)

Statement of financial condition
As of December 31, 2001

Assets	
Cash and cash equivalents	$ 383,633
Due from clearing brokers	750,000
Commissions receivable	1,204,894
Property and equipment, net of accumulated depreciation of $221,069	313,886
Other receivables	324,810
Other assets:	
Prepaid expenses	29,191
Deposits	3,781
Total assets	$ 3,010,195
Liabilities	
Accounts payable	$ 35,142
Payable to affiliates	300,860
Accrued expenses	1,332,078
Income taxes payable	239,008
Capital lease obligations	30,922
Total liabilities	1,938,010
Commitments and contingencies (Note 7)	
Shareholders' equity:	
Common stock (Class A shares at .01 par value, 1,000,000 shares authorized, issued and outstanding)	10,000
Additional paid-in-capital	8,248
Retained earnings	1,053,937
Total shareholders' equity	1,072,185
Total liabilities and shareholders' equity	$ 3,010,195

The accompanying notes are an integral part of this financial statement.

Quaker Securities, Inc.
(a Pennsylvania Corporation)

Statement of operations
For the year ended December 31, 2001

Revenues:	
Commissions	$ 14,128,087
Other income	152,782
Total revenues	14,280,869
Expenses:	
Employee compensation and benefits	2,844,241
Sales commissions	2,443,461
Purchased services	2,099,920
Floor brokerage and clearing fees	2,095,251
Broker dealer commission split	1,830,513
General and administrative	1,152,752
Communication costs	777,417
Other execution costs	166,753
Legal and accounting	89,468
Marketing and advertising	87,994
Other expenses	12,670
Total expenses	13,600,440
Operating income	680,429
Provision for income taxes	293,028
Net income	$ 387,401

The accompanying notes are an integral part of this financial statement.

Quaker Securities, Inc.
(a Pennsylvania Corporation)

Statement of shareholders' equity
For the year ended December 31, 2001

	Common stock	Additional paid-in capital	Retained earnings	Total shareholders' equity
Balance, December 31, 2000	$ 10,000	$ 8,248	$ 666,536	$ 684,784
Net income	—	—	387,401	387,401
Balance, December 31, 2001	$ 10,000	$ 8,248	$ 1,053,937	$ 1,072,185

The accompanying notes are an integral part of this financial statement.

Quaker Securities, Inc.
(a Pennsylvania Corporation)

Statement of cash flows
For the year ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 387,401
Adjustments to reconcile net income to net cash used in operating activities-	
Depreciation and amortization	58,591
Changes in assets and liabilities-	
(Increase) decrease in-	
Due from clearing brokers	(700,000)
Commissions receivable	(397,027)
Other receivables	(321,628)
Other assets	86,119
Increase (decrease) in-	
Total liabilities	230,564
Net cash used in operating activities	(655,980)
Cash flows from investing and financing activities:	
Purchases of property and equipment	(212,335)
Payment of capital lease obligation	(15,386)
Net cash used in investing activities	(227,721)
Net increase (decrease) in cash	(883,701)
Cash and cash equivalents, beginning of year	1,267,334
Cash and cash equivalents, end of year	$ 383,633

The accompanying notes are an integral part of this financial statement.

Quaker Securities, Inc.
(a Pennsylvania Corporation)

Notes to the financial statements
For the year ended December 31, 2001

1. Organization and nature of business:

Quaker Securities, Inc. (the Company) was incorporated on June 26, 1990 for the purpose of providing execution services as a registered broker-dealer. The Company provides institutional investors with private broker services for the execution of trades in listed equities, options, NASDAQ/OTC, and equity basket trading from a wide range of domestic and foreign markets. The Company clears all of its customers' securities transactions on a fully disclosed basis through full service brokerage firms. Substantially all of the Company's revenue is from broker-dealer commissions. Approximately 70 percent of the Company's revenues are derived from customers located in the United States of America and approximately 30 percent is derived from customers located in Europe and serviced by the Company's office in Nyon, Switzerland.

The Company is owned 90 percent by the parent company and 10 percent by the minority shareholder.

2. Summary of significant accounting policies:

Revenue recognition

Commissions revenue is recorded on a trade-date basis based upon a commissions fee determined by the Company in conjunction with the customer. The Company recognizes revenue as the gross commission charged to the customer and the cost of services provided by the Company as sales commissions, floor brokerage expense, clearing fee expense, and certain other purchased services for the benefit of its customers.

Deposit and commissions receivable from clearing brokers

The Company has $750,000 on deposit with clearing brokers to secure its clearing agreements. Pursuant to these clearing agreements, the Company is required to assume customer obligations in the event of default.

Concentration of credit risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash due from clearing organizations and commissions receivable. The Company places its cash with commercial banking institutions. At times, such cash may be in excess of the Federal Deposit Insurance Corporation insurance limit. In addition, the Company routinely assesses the financial strength of its customers as well as its broker-dealer counterparties and, as a consequence, believes that its credit risk exposure is limited.

Furniture, equipment and leasehold improvements

Furniture and equipment are stated at cost less accumulated depreciation and includes leasehold improvements, computer equipment and, furniture and fixtures. Depreciation for the majority of computer equipment and furniture and fixtures is computed using the straight-line method. Depreciation is calculated over the estimated useful lives of the assets (generally five years). Leasehold improvements are depreciated using the straight-line method over the lesser of the economic useful life of the improvement or the term of the lease. Expenditures for maintenance, repairs and renewals of a minor nature are charged against earnings as incurred. Major renewals and betterments are capitalized.

Income taxes

The Company intends to file a consolidated income tax return with its parent company.

The Company accounts for deferred income taxes in accordance with Statement of Financial Accounting Standards No. 109. Temporary differences between income reported for financial statement purposes and taxable income are not significant; accordingly, no deferred income taxes have been recorded as of December 31, 2001.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net capital requirements:

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the Rule), the Company is required to maintain minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not to exceed 15-to-1.

The basic concept of the Rule is liquidity, its objective being to require a broker-dealer in securities to have, at all times, sufficient liquid assets to cover its current indebtedness. At December 31, 2001, the Company had net capital of $416,949. The Company's minimum net dollar capital requirement is $25,000. The Company's net capital ratio at December 31, 2001 was 4.64 to 1.

4. Exemptive provisions of Rule 15c3-3:

The Company is exempt from both the computation for determination of reserve requirements (Rule 15c3-3) and the possession or control requirements (Rule 15c3-3, Exhibit A). The Company does not maintain physical custody of securities or hold customer funds. Because of such exemption, the Company is not required to prepare a determination of reserve requirement or information relating to possession or control requirements for brokers and dealers in securities.

5. Related parties:

During the year ended December 31, 2001, the Company entered into various transactions with related parties. These transactions and the principal terms are summarized below:

Commissions revenue

The Company processed investment transactions for a company affiliated with the minority shareholder by common ownership. Revenues of approximately $820,517 for commissions from these transactions are recorded in the statement of operations.

Rent expenses

The Company rents office space from its parent company under the terms of an annual operating lease. The lease is subject to automatic renewal on an annual basis through December 2003. The Company, in turn, subleases a portion of this office space to another related affiliate on an annual basis.

The Company leases office space in Nyon, Switzerland from an affiliated company. Rent expense under this arrangement was $83,875 during the year ended December 31, 2001.

Broker-dealer split arrangement

The Company has broker-dealer split arrangements with an affiliate and incurred $1,739,856 of commissions expense under the arrangements during the year ended December 31, 2001.

Purchased services

The Company has entered into certain purchased service arrangements with a related affiliate. The expenses incurred under these arrangements amounted to $176,578 during the year ended December 31, 2001.

Commissions paid to minority shareholder

During the year ended December 31, 2001, commissions paid to the minority shareholder who was a member of management amounted to $11,919.

Other operating expenses

The Company incurred certain operating costs and expenses with companies affiliated with its parent company through common ownership. These amounts are included in expenses on the statement of operations for the year ended December 31, 2001 as follows:

Communication costs	$	3,408
Office expenses		1,931
Insurance		25,209
Other operating costs		57,560
	$	88,108

The federal income tax provision includes $232,530 that represents the Company's allocable share of federal corporate net income taxes due to its parent company as a result of filing a consolidated federal income tax return.

Total liabilities include $533,360 due to the Company's parent and related entities and consist of amounts due as of December 31, 2001 as follows:

Income taxes payable	$	232,530
Other expenses payable		300,860
	$	533,390

The other receivables account included in the accompanying balance sheet includes $246,082 due from the company's parent and related entities as of December 31, 2001.

6. Capital lease obligation:

The Company is obligated under a capital lease for certain office and computer equipment. The net book value of equipment under this capital lease as of December 31, 2001 is $30,922.

The future minimum lease payments due under this capital lease as of December 31, 2001 are as follows:

Year ending December 31		
2002	$	20,910
2003		13,942
Less– Amount representing interest		(3,930)
Present value of net minimum lease payments	$	30,922

7. Commitments and contingencies:

The Company rents office space in Valley Forge, Pennsylvania from the parent company under the terms of an annual operating lease. Also, certain equipment is leased from nonrelated parties under operating leases expiring at various dates through October 2004.

The Company opened a trading office in Nyon, Switzerland in July 2000. The facilities were leased from an unrelated party under the terms of an operating lease which expired December 31, 2000. In January 2001, the Nyon office moved its facilities (see Note 5).

In January 2001, the Company commenced operations in McLean, Virginia. Office facilities were leased from an unrelated party under the terms of an operating lease which expires April 30, 2002. Office equipment and furniture for the Virginia office were leased under an operating lease expiring in December 2003.

In January 2001, the Company leased an automobile under the terms of an operating lease expiring in April 2004. Monthly lease payments under this lease are $1,075.

The Company is currently leasing transaction order software from an unrelated party under a service agreement. The agreement requires a minimum monthly service fee of $12,500 plus transaction costs. The initial period of service is 24 months and began in July 2000 and expires in June 2002.

The following is a summary of future minimum lease payments required under these non-cancelable operating leases:

Year ending December 31		
2002	$	446,300
2003		184,900
2004		3,225
	$	634,425

Rent and service expense under these operating leases was $443,372 for the year ended December 31, 2001 and includes $208,562 paid to related affiliates.

8. Employee benefit plans:

The Company has a 401(k) retirement saving plan (the Plan) covering all qualified employees in the United States of America. Employees eligible to participate in the Plan must have completed three months of service and attained the age of 21. Under the terms of the Plan, the Company matches 100 percent of the employee's contribution up to 4 percent of total salary. Company contributions under this Plan were approximately $47,177 for the year ended December 31, 2001. The Plan also has a profit-sharing feature, where the Company can contribute at its discretion. No discretionary contribution was made by the Company for the year ended December 31, 2001.

Employees of the Company in Nyon, Switzerland are covered by a defined contribution government mandated retirement plan with an employer matching provision. Employer matching contributions are subject to limitations contained in the plan document. Company contributions under this plan were approximately $173,646 for the year ended December 31, 2001.

9. Provision for income taxes:

The provision for income taxes account in the accompanying statement of operations includes the following components for the year ended December 31, 2001:

Federal income taxes (due parent company)	$ 232,530
State income taxes	60,498
	$ 293,028

10. Advertising costs:

The Company conducts nondirect response advertising and marketing. These costs are expensed as incurred. Advertising and marketing costs were $87,994 for the year ended December 31, 2001.

11. Subsequent events:

In January 2002, the parent company purchased the ten percent ownership interest of the minority shareholder. The parent company is now the sole shareholder of Quaker Securities, Inc.

The Company also entered into an employment agreement with the minority shareholder as of January 1, 2002. Based upon the terms of the agreement, the minority shareholder will serve as a member of the Board of Directors and as a marketing representative of Quaker Securities, Inc. The employment agreement shall commence as of January 1, 2002, and shall terminate on the fourth anniversary thereof unless terminated earlier. Pursuant to the employment agreement, the Company will pay net commissions (as defined) on certain accounts net of a non-refundable first year draw of $360,000.

In January 2002, the Company closed its trading office located in McLean, Virginia. Management believes that the impact of this closure to the operations of the Company will be insignificant.

Supplementary information

Quaker Securities, Inc.
(a Pennsylvania Corporation)

Schedule I – Computation of net capital pursuant to rule 15c3-1
December 31, 2001

Total shareholders' equity	$ 1,072,185
Less– Non-allowable assets included in the following statement of financial condition captions:	
Due from clearing brokers	14,490
Other receivables	324,810
Equipment, net of capital lease obligation	282,964
Prepaid expenses	29,191
Deposits	3,781
Net capital	416,949
Total aggregate indebtedness included in the statement of financial condition	1,938,010
Ratio of aggregate indebtedness to net capital	4.64 to 1
Minimum net dollar capital required	25,000
Minimum net capital required	129,201
Excess net capital	287,748
Net capital, as reported in Company's Part II (unaudited) amended FOCUS report (filed February 28, 2002)	252,955
Audit adjustments to net capital calculation	(5,367)
Audit adjustments to total assets and total shareholders' equity	169,361
Net capital per above	$ 416,949
Excess net capital	$ 287,748
Excess net capital at 1000%	$ 223,148

Quaker Securities, Inc.
(a Pennsylvania Corporation)

Schedule II – Computation of determination of reserve requirements pursuant to rule 15c3-3
December 31, 2001

Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required and this schedule is not applicable. Consequently, a reserve requirement was not calculated in Part IIa of Form X-17A-5 of the Company's FOCUS report as of December 31, 2001.

Quaker Securities, Inc.
(a Pennsylvania Corporation)

Schedule III – Information relating to the possession or control requirements pursuant to rule 15c3-3
December 31, 2001

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii); accordingly, the Company has no possession or control requirements.



Report of independent public accountants on internal control structure required by rule 17a-5 of the Securities and Exchange Commission

To the Shareholders of
Quaker Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Quaker Securities, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (i) in making quarterly securities examinations, counts, verifications, and comparisons; (ii) in recordation of differences required by rule 17a-13; (iii) in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that at the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

Philadelphia, Pennsylvania
February 25, 2002